NEW CENTENNIAL MINING INC.
                              3209 West 11925 South
                                 Riverton, Utah
                                      84065

                                                               December 20, 2001



United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:    H. Roger Schwall
---------     Alex Shukhman


RE:    NEW CENTENNIAL MINING INC.
       Registration Statement on Form 10-SB
       Filed October 30, 2001
       File No. 0-33287

Dear Mr. Schwall and Mr. Shukhman:

                             REQUEST FOR WITHDRAWAL
                             ----------------------

Further to your letters of December 3, 2001 and December 4, 2001, we formally and voluntarily withdraw this Form 10-SB.

We do not believe that we can retain a new auditor, complete a new audit and clear comments before our registration becomes effective.

If you have any questions or require anything further please contact Rene Daignault at (604) 648-0527.


Yours truly,

NEW CENTENNIAL MINING INC.

Per:   "Peter M. Kuhn"

Peter M. Kuhn
President